 1-U 1 BBProp1Ver_1u3.htm FORM 1-U

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 8, 2019

(Date of Report (Date of earliest event reported))

BUILDING BITS PROPERTIES I, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-0619242
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

425 NW 10th Ave., Suite 306, Portland, OR	97209
(Address of principal executive offices)	(ZIP Code)

(503) 546-4049

(Registrant's telephone number, including area code)

Common Bits

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Offering Update

Removal of Easley Verizon Property

As of March 7, 2019, we are no longer offering for sale our Class Verizon-Easley.SC Common Bits related to the Easley Verizon Property. All funds committed by prospective investors will be returned promptly and without deduction.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUILDING BITS
PROPERTIES I, LLC

By:	BuildingBits Asset Management, LLC
Its:	Manager

By:	/s/ Alexander Aginsky
Name:	Alexander Aginsky
Title:	Chief Executive Officer

Date:     March 8, 2019